Anchor BanCorp Wisconsin Inc.

25 West Main Street

Madison, Wisconsin 53703

June 16, 2015

VIA EDGAR

Era Anagnosti

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anchor BanCorp Wisconsin Inc.
Registration Statement on Form S-3
Filed June 8, 2015, as amended
File No. 333-203915

Dear Mr. Anagnosti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anchor BanCorp Wisconsin Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Thursday, June 18, 2015, or as soon as thereafter practicable.

Please note that the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark D. Timmerman
Mark D. Timmerman
Executive Vice President, Secretary and General Counsel

cc:	Skadden, Arps, Slate, Meagher & Flom LLP